

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Tom Gleason
President and Chief Executive Officer
Raptor Technology Group, Inc. (formerly Giddy-Up Productions, Inc.)
409-903 19th Avenue SW
Calgary, Alberta T2T OH8

      Re: Raptor Technology Group, Inc. (formerly Giddy-Up Productions, Inc.)
             Form 10-K for the year ended August 31, 2010
             Filed November 16, 2010
             File No. 0-53812

Dear Mr. Gleason:

      We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief